AquiPor Technologies, Inc.



ANNUAL REPORT

1325 W. 1st Avenue, Suite 218

Spokane, WA 99201

0

https://aquipor.com/

This Annual Report is dated April 9, 2025.

BUSINESS

AquiPor is developing porous concrete technologies and engineering solutions for stormwater management and water infrastructure markets. The Company is developing a licensing business model for its porous concrete technologies, as well as a specialty engineering, procurement, and construction management model for stormwater, wastewater, and civil utility infrastructure projects in the United States. It holds exclusive technology use rights in the U.S. a for patented, chemically-bonded permeable concrete technology, as well as EPCM use rights for patented distributed utility systems and distributed water systems.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,395,400.00
Number of Securities Sold: 5,088,178
Use of proceeds: R&D and Product & Market Development
Date: January 24, 2019
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,069,100.91
Number of Securities Sold: 1,045,938
Use of proceeds: Operating expenses and R&D.
Date: May 26, 2020
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,520,125.70
Number of Securities Sold: 594,991
Use of proceeds: R&D, Proof of Concept
Date: August 11, 2021
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,000
Number of Securities Sold: 1,091
Use of Proceeds: R&D
Date: July 14, 2023
Offer exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity
Final amount sold: $1,030,092.61
Number of Securities Sold: 449,198
Use of proceeds: R&D, Marketing, Company Employment, Operations, Working Capital< Intellectual Properties
Date: June 02, 2023
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,000
Number of Securities Sold: 12,798
Use of proceeds: Product Testing & Standardization
Date: March 27, 2025
Offering exemption relied upon: 504 (b)

Date of offering: 03 27, 2025
Type of security sold: Common Stock
Final dollar amount sold: $25,000.00
Use of proceeds: R&D, Marketing, Company Employment, Operations, Working Capital< Intellectual Properties
Offering exemption relied upon: 506(b)
Shares Sold: 12798

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

For the years ending 2023 and 2024, AquiPor has continued to focus primary operations on the research & development of its porous concrete technology and engineering technologies, as well as coordinating material supply and manufacturing operations for its products. The Company is pre-revenue and there was no cost of sales or gross margins to report in 2023 or 2024.

AquiPor's expenses primarily consist of operating expenses such as compensation and benefits, marketing expenses, fees for professional services, licensing fees, and research and development activities. Operating expenses increased year-over-year in 2024, going from $505,683 in 2023 to $558,905 in 2024. The increase was driven by increased general and administrative costs and increased marketing expenses.

Most operating expenses are associated in some manner with either research and development, technology licensing, or financing acquisition. For fiscal year 2024, net cash used in operating activities was $562,590 compared to $499,269 in 2023.

Historical results and cash flows:

Historical results and cash flows from prior years may be similar in the near future, as R&D and Intellectual Property development remains a key component of our business. It can be expected that operating expenses will increase as we go-to-market, make key hires, and increase marketing activities. It can be expected that stock-based compensation will increase as key hires are made and cash flows from financing activities may also increase.

In the future, we anticipate that historical cash flows will not be representative of future cash flows as we begin growing revenues and expect to have positive net income in the future.

For fiscal year 2024, net cash used by operating activities was $562,590 and we anticipate net cash used by operating activities to increase as the Company grows.

In the future, we anticipate additional expenses pertaining to engineering and development costs that exceed 5% of the aggregate of capital raised. The proposed expenses include the development and operations of a pilot manufacturing facility, and third party product and technology testing.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $241,576.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

1. Creditor: RJSK, LLC
Amount Owed: $18,271
Interest Rate: N/A
Maturity Date: N/A
Notes: AquiPor has a licensing agreement in place with RJSK with a fee of $300,000 that was satisfied in full in 2020. Additionally, minimum royalty fee obligations are $25,000 per year. In accordance with the minimum royalty fee obligation, for the year ended December 31, 2024, the Company has $18,271 of outstanding royalty fees owed to RJSK.

2. Creditor: Petra World, LLC
Amount Owed: $79,047
Interest Rate: 3.5%
Maturity Date: October 1, 2025
Notes: The Company also obtained various loans from Petra World, LLC, a related party, to co-develop clay-based permeable brick technologies. The outstanding principal owed to Petra World is $79,047.

3. Creditor: Yellow Core, LLC
Amount Owed: $3,200
Interest Rate: 3.5%
Maturity Date: December 31, 2026
The Company had obtained a loan of $3,200 from Yellow Core, LLC, a related party, with interest payments set to begin accruing on January 1, 2019 at a 3.5% annual rate and a loan payback date of January 1, 2021. Per a loan refinancing agreement, the loan's maturity date is December 31, 2026 with interest-only loan payments beginning December 31, 2024. As of December 31, 2024, the outstanding principal owed to Yellow Core is $3,200. Yellow Core is controlled and managed by Matthew Russell, a significant shareholder of the Company.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Greg Johnson

Greg Johnson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer & Director
Dates of Service: January, 2016 - Present
Responsibilities: To direct and evolve our company's market and business development strategy, oversee product R&D, direct fundraising efforts, budget, and allocate capital for Company objectives.

Name: Randy Squires
Randy Squires's current primary role is with Partition Specialties . Randy Squires currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: August, 2019 - Present
Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:
Employer: Partition Specialties
Title: President
Dates of Service: January, 1998 - Present
Responsibilities: Oversees all operations.

Name: David Martin
David Martin's current primary role is with Retired. David Martin currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: August, 2019 - Present
Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:
Employer: Multicare Valley Hospital
Title: COO
Dates of Service: January, 2009 - December, 2019
Responsibilities: Oversaw all operations of Valley Hospital.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: JKS International, LLC (Greg Johnson, Managing Member - 21% - Membership Interests of JKS International, LLC & Kevin Kunz - 22% - Membership Interests of JKS International, LLC)
Amount and nature of Beneficial ownership: 5,595,455
Percent of class: 29.5

Title of class: Common Stock
Stockholder Name: Frontier Assets, LLC (Matthew F. Russell - 50% - Membership Interests of Frontier Assets, LLC),
Amount and nature of Beneficial ownership: 4,500,000
Percent of class: 23.7

RELATED PARTY TRANSACTIONS

Name of Entity: Yellow Core, LLC
Names of 20% owners: Matthew F. Russell
Relationship to Company: Matthew Russell is majority owner of Yellow Core, LLC, owns greater than 10% stock in AquiPor, and is also an inventor and advisor for AquiPor.
Nature / amount of interest in the transaction: The Company has received some of its financing in the form of a loan from Yellow Core, LLC, a related party, in the amount of $3,200. It is a long-term note with interest payments beginning 12/31/2024, and a loan maturity date of 12/31/2026. The interest rate is set at 3.5% APR.
Material Terms: Loan amount: $3,200. Interest rate: 3.5%. Maturity date is 12/31/2026 with interest only payments beginning 12/31/2024.

Name of Entity: Petra World, LLC
Names of 20% owners: Matthew Russell
Relationship to Company: Matthew Russell owns greater than 20% of Petra shares, owns greater than 10% of AquiPor's shares, and is also the inventor of AquiPor's licensed technologies.
Nature / amount of interest in the transaction: Petra World, LLC is a related party ty that of which Matthew Russell, a shareholder in AquiPor, owns the majority of shares. Petra World made five loans to AquiPor in 2018 to support R&D. Efforts of clay-based brick technology. The outstanding principal owed to Petra World, LLC is $79,047.
Material Terms: Loan amount: $79,047. Interest rate: 3.5%. Maturity date: 12/31/2025.

Name of Entity: JKS International, LLC
Names of 20% owners: Greg Johnson and Kevin Kunz
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: JKS International, LLC ("JKS") is a holding company that is a major shareholder of AquiPor. JKS is managed by Greg Johnson, a Director and Officer of AquiPor. Over time, AquiPor has made two loans to JKS, totaling $1,600.
Material Terms: These loans were set up to accrue interest at 3.5% annually and the loans mature on December 31, 2026.

Name of Entity: Frontier Assets, LLC
Names of 20% owners: Matthew Russell
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: AquiPor made a loan to Frontier totaling $7,500 in 2018.
Material Terms: This loan is set up to accrue interest at 3.5% annually and matures February 20, 2028.

Name of Entity: RJSK, LLC
Names of 20% owners: JKS, LLC, Frontier Assets, LLC
Relationship to Company: Patent Holding Company, Licensor of Technology to AquiPor
Nature / amount of interest in the transaction: AquiPor has a licensing agreement in place with RJSK, LLC, to license certain technologies in exchange for a running royalty of 10% of net sales for each product sold, or an annual minimum royalty of $25,000.
Material Terms: The current balance that AquiPor owes RJSK, LLC for the license fee in 2024 is $18,271.32.

Name of Entity: Yellow Core, LLC
Names of 20% owners: Matthew Russell
Relationship to Company: Matthew Russell is majority owner of Yellow Core, LLC, owns greater than 10% stock in AquiPor, and is also the inventor of AquiPor's technologies.
Nature / amount of interest in the transaction: AquiPor has made various loans to Yellow Core, LLC over time that total $27,813. These loans were set up to accrue interest at 3.5% annually, with interest-only payments to begin in 2024. Prior to the Company's current option agreement with Matthew Russell, Yellow Core and AquiPor had a technology option agreement in place with similar terms to the Company's current agreement with Matthew Russell. Prior to the exercise of this option, Yellow Core rolled out a portion of its technology rights related to the option into a Washington State Corporation, BW-IGC, Inc. (IGC'). This loan has been assumed by BW-IGC.

Material Terms: Loan Amount: $27,813. Interest Rate: 3.5%.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,475,025 of Common Stock.

Common Stock

The amount of security authorized is 90,000,000 with a total of 17,325,884 outstanding.

Voting Rights

One vote per share. Voting rights of securities sold in this offering contain a voting proxy, please see below

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Voting Rights

Shareholder Voting Requirements for Certain Transactions. To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

Stock Options and Stock Warrants

AquiPor has declared an option pool of 1,500,000 shares of common stock for existing and future employees, advisers, and contractors. Of the current pool, 632,500 options have been granted and are fully vested pursuant to the Company's stock option plan. Of the current pool, an additional 411,819 options have been reserved but have yet to be granted.

The Company has also granted 566,000 stock warrants. No stock options or stock warrants have yet been excercised.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of the Articles of Incorporation, as determined from time to time by the Board of Directors.

As of year end 2024, the Board has not designed any series or class of preferred stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. If the Investor has been provided with projections, forecasts and models (the "Projections") of the Company's future performance, the assumptions and estimates underlying the Projections are inherently uncertain and, though they may be considered reasonable by the Company, are subject to significant business, economic, and competitive uncertainties, many of which are beyond the control of the Company. The Projections assume, among other things, that the Company completes the Offering and obtains ($ TBD) in proceeds therefrom. If the Company fails to complete the Offering in full or fails to realize its projected sales in the time frames projected, the Company is unlikely to meet the fiscal performance anticipated in the Projections. In any event, even if the company raises ($ TBD) in the Offering, there can be no assurance that the Projections will be realized. The Company's actual results in the future will vary from the Projections and those variations may be material. The Company does not intend to update the Projections. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering common stock in the amount of up to $4,321,823.25 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We may need access to credit in order to support our working capital requirements as we grow. It may be difficult to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share, resulting in dilution. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved or one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Furthermore, due to the market novelty of AquiPor's permeable concrete and stormwater management engineering technologies, estimating future project and product revenues and costs is a difficult process. Future market acceptance of AquiPor's EPCM business model and permeable products, as well as what customers are willing to pay, cannot be adequately estimated at this time. Therefore, our financial and economic models are based only on revenue and cost information that we can support. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational product or service for the Company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in the prototype phase and might never be operational products Some of the Company's products and services are currently under development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance. Developing new products and technologies entails significant risks and uncertainties We are currently in the proof-of-concept stage of our venture. Delays or cost overruns in the development of our technologies, and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority shareholder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it could cease operating and your investment could be lost. Even if the Company sells all the common stock in the offering, the Company will likely need to raise more funds in the future to grow. If the Company is unsuccessful raising more capital, the risk of failure is high. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based purely on assumptions. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits AquiPor Technologies, Inc. was formed on October 21, 2015 and has been primarily engaged in Research & Development since its inception. Accordingly, the Company has not yet taken its product to market and has limited sales history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises, and additional risks associated with technology development. To date, we have incurred a net loss and have had extremely limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. We are an early stage company and have limited revenue and operating history The Company has a short history, and effectively no revenue. If you are investing in this company, it's because you think that AquiPor's technologies and product concepts are a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we are not yet profitable and there is no assurance that we will ever be profitable. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns licensing rights to patents and patents-pending, certain trade secrets, trademarks, copyrights, and internet domain names. We believe one of the most valuable components of the Company is our array of intellectual properties. Competitors may misappropriate or violate the rights owned by the Company. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its licensing rights to sensitive patents and patents pending. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations and it is important to note that unforeseeable costs associated with such practices may be costly. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our technology rights without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our technology rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our licensing rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent licensing rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business The Company's success will depend largely upon the performance of its founder and executive officer, GREG JOHNSON. The loss of the services of any of these individuals would have a materially adverse effect on the company. To be successful, the Company requires capable people to run its day to day operations and as the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products and services into certain markets may be dependent on outside government regulation, such as federal, state, and local regulatory bodies and their laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including providing technology, engineering, manufacturing, construction, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks Even though we are not an internet-based business, we may still be vulnerable to hackers who may access our proprietary data. Any cyber attack on AquiPor Technologies, Inc. could disrupt our business and materially negatively impact our financial condition and business. The Company maintains significant amounts of data electronically. This data relates to all aspects of the Company's business, including current and future products and technologies under development, and also contains certain supplier, partner, and employee data. The Company maintains systems and processes designed to protect this data, but notwithstanding such protective measures, there is a risk of intrusion, cyber-attacks, or tampering that could compromise the integrity and privacy of this data. In addition, the Company provides confidential and proprietary information to third-party business partners and suppliers in certain cases when doing so is necessary to conduct its business. While the Company obtains assurances from those parties through Mutual Nondisclosure Agreements that they will take steps to assure the protections of such data by third parties, those partners and suppliers may also be subject to data intrusions or otherwise compromise the protection of such data. Any compromise of the confidential data of the Company's suppliers, partners, or employees, or failure to prevent or mitigate the loss of or damage to this data through breach of the Company's information technology systems or other means could substantially disrupt the Company's operations, harm its employees, business partners, and suppliers, damage its reputation, violate applicable laws and regulations, subject the Company to potentially significant costs and liabilities, and result in a loss of business Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Reliance on 3rd Party Technology and Engineering Partners, and Sole Inventor AquiPor's technology and engineering rights are licensed from a sole inventor, Matthew Russell. Our company's success is heavily dependent on the inventions and technological innovations of our inventor. The loss of this individual would affect the Company's ability to innovate and maintain our competitive edge could be impaired. In this event, the Company may face challenges in developing a succession plan for our technological leadership, which could impact long-term innovation and growth. Licensing Agreements AquiPor has an exclusive Licensing Agreement with RJSK, L.L.C., a Washington state Limited Liability Company, and an option to license various patented technologies from inventor Matthew Russell. AquiPor's licenses include patents 9,943,791 Unitized formed construction materials and methods for making same (with PCT applications and patents in Australia, Canada, EU, India, Israel, and Mexico), 10,106,463 Mineral-based porous sand and methods for making mineral-based porous sand, 10,486,984 Road surface covering system, and its option to license 11,603,651 Distributed Utility System, 10,865,547 Distributed integrated water management system, and 17/300,773 Porous, Permeable Metal-Cement based Concretes and Methods for Making Same. Per AquiPor's licensing agreement with RJSK, the Company is to pay a running royalty of 10% of net sales for each product sold, or an annual minimum royalty of $25,000. These technologies are unproven and subject to further proof-of-concept and market validation. AquiPor's option to license additional technologies from Matt Russell may require compensation which includes a combination of cash and equity, which will be negotiated on a best efforts basis, and the long term viability of these technologies cannot be guaranteed. New Technology Acquisitions The Company may acquire additional licensing rights to proprietary concrete, civil utility, and water distribution technologies. The long term viability of these new technologies cannot be guaranteed and the terms of these licensing agreements may require compensation which includes a combination of cash and equity, which will be negotiated on a best efforts basis, but could result in shareholder dilution. New Construction Material Risk AquiPor's porous concrete products are considered new and novel in the construction industry. The construction industry is generally risk averse to new products and technologies. New products are subject to stringent testing and standardization. AquiPor's products may fall short of the required standards required by the industry, impacting the rate of adoption and adversely affecting the Company. Reliance on External Material Suppliers and Distributors AquiPor's products are made from materials and ingredients sourced from various industries. The Company relies on a third party supplier to secure the raw materials needed for its products. Therefore, the Company's capacity to manufacture, and the Company's final product costs, are in large part subject to its supplier's ability to negotiate, secure, and deliver these raw materials for production. Any supply chain or cost disruptions could adversely and materially affect the Company's ability to operate in the future. Material Supply Availability and Cost Estimates. The economic success of the Company's business model largely depends on obtaining adequate material supply, as well as the reduction of costs associated with these materials. There can be no guarantee that the Company can obtain supply contracts capable of meeting the necessary material supply to match future product demand. The Company's current material cost estimates cannot be guaranteed since these projections are estimates based on expected supply agreements that have not been negotiated.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April

9, 2025.

AquiPor Technologies, Inc.

By /s/ *Greg Johnson*

    Name: <u>AquiPor Technologies, Inc.</u>

    Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS



AQUIPOR TECHNOLOGIES, INC
(the "Company")
a Washington Corporation

Financial Statements with Independent Auditor's Report

Years ended December 31, 2024 & 2023

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Acquipor Technologies, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a

guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 19, 2025

ACQUIPOR TECHNOLOGIES, INC
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash - unrestricted	198,023	162,910
Cash - restricted	43,552	25,706
Total Cash	241,576	188,616
Other current assets	435	-
Prepaid Expenses	16,003	10,253
Total Current Assets	258,014	198,869
Non-Current Assets:		
Fixed assets - net	4,460	-
Technology licensing use options payments	282,500	282,500
Due from Related Parties	66,913	67,963
Interest Receivable	12,388	22,225
Total Non-Current Assets	366,261	372,688
TOTAL ASSETS	624,275	571,557
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	38,539	47,171
Due to Related Parties - ST	97,318	10,000
Notes Payable	-	4,184
Total Current Liabilities	135,857	61,356
Non-Current Liabilities:		
Due to Related Parties - LT	3,200	82,247
Accrued interest	18,159	15,281
Total Non-Current Liabilities	21,360	97,528
TOTAL LIABILITIES	157,217	158,884
EQUITY		
Common Stock		
Authorized: 90,000,000 shares at $.001 par value		
Issued: 17,325,884 shares as of 2024 and 17,028,532 shares as of 2023	17,326	17,029
Preferred Stock		
Authorized: 10,000,000 shares at $.001 par value		
Issued: no issued shares as of 2024 and 2023	-	-
Additional paid-in capital:		
APIC - Common Stock	4,926,440	4,235,093
APIC - Stock Warrants	553,686	628,912
Accumulated deficit	(5,030,394)	(4,468,360)
TOTAL EQUITY	467,058	412,673
TOTAL LIABILITIES AND EQUITY	624,275	571,557

See Accompanying Notes to these Financial Statements

ACQUIPOR TECHNOLOGIES, INC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Operating Expenses		
General and administrative	108,090	72,887
Payroll expense	255,590	265,003
Depreciation expense	496	-
Insurance expense	12,304	12,304
Marketing expense	157,425	130,489
Royalty Expense	25,000	25,000
Escrow management fees	-	-
Total Operating Expenses	**558,905**	**505,683**
Total Loss from Operations	**(558,905)**	**(505,683)**
Other Income / (Expense)		
Interest Income	2,568	2,379
Other Income	4,184	-
Interest expense	(9,881)	(9,691)
Total Other Income / (Expense)	**(3,129)**	**(7,312)**
Net Income (Loss)	**(562,034)**	**(512,995)**
EARNINGS (LOSSES) PER SHARE OUTSTANDING		
Basic and diluted	(0.03)	(0.03)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING		
Basic and diluted	17,186,132	17,028,532

See Accompanying Notes to these Financial Statements

ACQUIPOR TECHNOLOGIES, INC
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock		Additional	Retained earnings	Total Shareholder's
	# of Shares	$ Amount	paid-in capital	(Deficit)	Equity
Beginning balance at 1/1/23	16,819,542	16,820	4,447,916	(3,955,367)	509,371
Issuance of Common Stock	208,990	209	416,089	-	416,298
Net income (loss)	-	-	-	(512,995)	(512,995)
Ending balance at 12/31/23	17,028,532	17,029	4,864,005	(4,468,362)	412,673
Issuance of Common Stock	297,352	297	691,347	-	691,644
Expiration of Stock Warrant	-	-	(75,226)	-	(75,226)
Net income (loss)	-	-	-	(562,034)	(562,034)
Ending balance at 12/31/24	17,325,884	17,326	5,480,126	(5,030,395)	467,058

See Accompanying Notes to these Financial Statements

ACQUIPOR TECHNOLOGIES, INC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(562,034)	(512,995)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation expense	496	-
Other current assets	(435)	-
Prepaid Expenses	(5,750)	-
Accounts payable and accrued expenses	(8,633)	13,225
Accrued interest	2,879	2,879
Interest Receivable	9,837	(2,378)
Due from Related Parties	1,050	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(557)	13,726
Net Cash provided by (used in) Operating Activities	(562,590)	(499,269)
INVESTING ACTIVITIES	-	-
Fixed assets	(4,955)	-
Net Cash provided by (used in) Investing Activities	(4,955)	-
FINANCING ACTIVITIES		
Due to Related Parties	8,271	3,000
Notes Payable	(4,184)	0
Common Stock Authorized: 90,000,000 shares at $.001 par value Issued: 17,325,884 shares as of 2024 and 17,028,532 shares as of 2023	297	207
Preferred Stock Authorized: 10,000,000 shares at $.001 par value Issued: no issued shares as of 2024 and 2023	-	-
APIC - Common Stock	691,347	416,089
APIC - Stock Warrants	(75,226)	(0)
Net Cash provided by (used in) Financing Activities	620,505	419,296
Cash at the beginning of period	188,616	268,588
Net Cash increase (decrease) for period	52,960	(79,973)
Cash at end of period	241,576	188,616

See Accompanying Notes to these Financial Statements

Acquipor Technologies, Inc
Notes to the Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Acquipor Technologies, Inc ("the Company") is a corporation organized under the laws of Washington State on October 21, 2015. The Company is currently in a material science technological development, patenting, and feasibility stage of growth. The future principal activities of the Company will consist of licensing various hardscape technologies, including brick, concrete, and permeable hardscape technologies, and providing supporting technical services to licensee customers.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time.

1. Realization of assets and satisfaction of liabilities: The Company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations.
2. Losses and working capital: The Company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last.
3. Financing: Over the next twelve months, the Company plans to finance its operations through a crowdfunding campaign..
4. Dependence on revenues and financing: The Company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results.
5. Management's plans: The Company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts.

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $198,023 and $162,910 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Restricted cash consists of cash owned, but not accessible by the Company as of year-end. Restricted cash as of the years ended December 31, 2024 and 2023 is at $43,552 and $25,706, respectively which are all held by Start Engine as escrow amounts held back Company's crowdfund offering for the years ended December 31, 2023 and 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024
Equipment	5	4,955
Less Accumulated Depreciation		(496)
Totals		4,460

Technology Licensing:

In the year ending December 31, 2021, AquiPor entered into an option agreement with Matthew Russell, , an officer and shareholder of the Company, to negotiate best efforts, with no guarantees, a conditional first right of offer to engineer, procure, and manage construction (EPCM) of a mixed utility approach, owned by Matthew Russell, to certain green infrastructure projects in the United States. Compensation for the U.S. first right of EPCM and brand market is expected to be a combination of cash and equity. The option payments totaled $282,500, and may be deducted from the future exercise price. There were no option payments made to Matthew Russell in the years ending December 31, 2024 and 2023. These payments may be deducted from the future exercise price but will be forfeited if an option exercise price and terms are not successfully negotiated. These payments have been accrued as a long-term asset and will be expensed in future periods. See **Note 3**.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of professional service fees, engineering expenses, and other operating expenses.

Research and Development

The Company is currently in a material science technological development, patenting, and feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various hardscape technologies and patents. Therefore, all operating expenses are associated in some manner with either research and development or financing acquisition.

Earnings (Losses) per Share:

The Company has distributed common stock warrants to two employees. Basic Earnings per Share (EPS) is calculated as the net loss divided by the weighted average of common shares outstanding for the period. As of December 31, 2023 and 2024, Diluted EPS will equal Basic EPS because potentially dilutive shares would be considered anti-dilutive in both periods. An anti- dilutive effect occurs because of the presence of a net loss.

Equity Based Compensation

Stock Warrants: The Company has distributed common stock warrants to two employees, as well as contractors and investors. The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement.

Stock warrant activity, weighted average exercise price, and weighted average remaining term for the years ended December 31, 2024 is as follows:

	Shares	Weighted Avg. Exercise Price
Outstanding as of 12/31/23	1,610,319	$0.22
Granted	-	-
Exercised	-	-
Forfeited or expired	(150,000)	-
Outstanding as of 12/31/24	1,460,319	$0.22

Listed below are the relevant information of the stock warrants granted in various dates with their corresponding exercise price, fair market value, vesting period and expiry as of December 31, 2024:

Fiscal Year	Name	Number of Warrants	Particulars	Vesting Period	Exercise Price	Fair Market Value	Expiry
2016	Greg Johnson	345,000	Company officer	1/20/18	$0.22	$0.22	1/20/26
	Kevin Kunz	287,500	Company officer	1/20/18	$0.22	$0.22	1/20/26
2019	Greg Johnson	400,000	Company officer	5/1/19	$0.01	$0.50	5/1/24
	Various individuals	16,000	Investors	12/1/19	$0.50	$0.50	12/1/24
2020	Various individuals	411,819	Non-employee contractors and consultants	3/3/20	$0.50	$0.50	3/3/30

These stock warrants are valued using the Black-Scholes Pricing Model, which utilizes several variables, including the risk-free interest rate of 4% and the exercise price, fair market price, and time to maturity disclosed above, in the attempt to accurately value options. As a result of these calculations, the issued warrants have an aggregate intrinsic value of $553,686, which was entirely expensed as stock compensation ratably over the related vesting periods. All stock warrants have fully vested in prior periods, and no outstanding stock warrants have been exercised as of December 31, 2024.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Washington. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Due To Related Parties:
1. RJSK, LLC and the Company, and Yellow Core and the Company, have agreed to co-develop certain intellectual properties and technologies. The Company made several loans to RJSK and Yellow Core, both of which are related parties, beginning in 2016 to cover patenting and Research and Development expenses as it pertains to applicable technologies to the Company. Both companies agree that these loans may convert to credits to pay for licensing fees in the future. The Company has a licensing agreement in place with RJSK with a fee of $300,000 that was owed and paid in 2020 to RJSK upon successful fundraising of $1,000,000. Additionally, minimum royalty fee obligations are $25,000 per year. In accordance with the minimum royalty fee obligation, for the year ended December 31, 2021, the Company has $18,271 of outstanding royalty fees owed to RJSK.

2. The Company had obtained a loan of $3,200 from Yellow Core, LLC, a related party, with interest payments set to begin accruing on January 1, 2019 at a 3.5% annual rate and a loan payback date of January 1, 2021. Per a loan refinancing agreement, the loan's maturity date is December 31, 2026 with interest-only loan payments beginning December 31, 2024. As of December 31, 2024, the outstanding principal owed to Yellow Core is $3,200. This Company is controlled and managed by Matthew Russell, Officer and significant shareholder of the Company.

3. The Company also obtained various loans from Petra World, LLC, a related party, amounting to $103,250 in 2018 to support its R&D efforts. Petra World is controlled and managed by Matthew Russell, Officer and significant shareholder of the Company by way of Frontier Assets. These loans

were set up to accrue interest at 3.5% annually and each have 7-year terms, maturing in various months in 2025, with interest only payments beginning in 2023. As of December 31, 2024, the outstanding principal owed to Petra World is $79,047.

Due From Related Parties:

4. The Company extended loans to JKS International, LLC, totaling $1,600. These loans were set up to accrue interest at 3.5% annually and the loans mature on December 31, 2024 and 2026. JKS International is a holding company that represents majority shareholders in the Company. JKS International, LLC is managed by Greg Johnson, an officer and shareholder in the Company. As of December 31, 2024, the outstanding principal owed by JKS International, LLC is $1,600.

5. The Company also extended a loan to Frontier Assets, LLC, totaling $7,500 in 2018. This loan is set up to accrue interest at 3.5% annually and matures February 20, 2028. Frontier Assets, LLC is a holding company that represents majority shareholders in the Company. Frontier Assets, LLC is managed by Matthew Rusell, an officer and shareholder in the Company. As of December 31, 2024, the outstanding principal owed by Frontier Assets, LLC is $7,500.

6. The Company made various loans to Yellow Core, LLC over time that total $27,813. These loans were set up to accrue interest at 3.5% annually, with interest-only payments to begin in 2024. Prior to the Company's current option agreement with Matthew Russell, Yellow Core and the Company had a technology option agreement in place with similar terms to the Company's current agreement with Matthew Russell. Prior to the exercise of this option, Yellow Core rolled out a portion of its technology rights related to the option into a Washington State Corporation, BW-IGC, Inc. ('IGC'). This loan has been assumed by BW-IGC. As of December 31, 2024, the outstanding principal owed by BW-IGC, Inc. is $27,813.

7. In October 2021, the Company extended a long-term note to a related party, Assanka Design, LLC, amounting to $30,000. The Company and Assanka Design are exploring a potential joint venture and the funds are to be used by Assanka Design for proof-of-concept purposes for a new technology. Interest is accrued at 3.5% annually and the note matures on December 31, 2025.

Technology Licensing:

1. In the year ending December 31, 2021, AquiPor entered into a technology option agreement with Matthew Russell, officer and shareholder. See **Note 2.**

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

To finance its operations and research and development, the Company has obtained several loans from its related entities. Below summarizes the types of debt instruments, principal amounts, interest rates and maturity dates of these said loans. See **Note 3.**

Debt Summary:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 31, 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Related party loans	100,518	Various	Various	97,318	3,200	100,518	18,159	10,000	82,247	92,247	15,281
Note payable	4,184	None	2024	-	-	-	-	4,184	-	4,184	-
Total				97,318	3,200	100,518	18,159	14,184	82,247	96,431	15,281

NOTE 6 – EQUITY

Common Stock

The Company has authorized 90,000,000 of common shares with a par value of $0.001 per share. Issued and outstanding common shares as of 2023 are 17,028,532 shares and as of 2024 are 17,325,884 shares.

Common stockholders are entitled to one vote per share held. The Company's common shares possess the rights and privileges commonly extended with this type of equity security.

Preferred Stocks

The preferred stock may be issued from time to time in one or more series in any manner permitted by law. The Company has authorized 10,000,000 of preferred shares with a par value of $0.001. No preferred shares were issued in 2023 and 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March, 19, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

I, Greg Johnson, Principal Executive Officer of AquiPor Technologies, Inc., hereby certify that the financial statements of AquiPor Technologies, Inc. included in this Report are true and complete in all material respects.

Greg Johnson

President & CEO